QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

PANAMSAT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands)

	Year Ended December 31,
	2003	2004	2005
Income (loss) before income taxes	$134,542	$(166,779)	$97,725

ADD: Fixed Charges:
Capitalized Interest	13,897	8,500	25,539
Interest expense (including amortization of debt issuance costs)	156,925	194,176	264,600
Rentals (1/3)(a)	1,974	2,058	1,691

Total Fixed Charges	$172,796	$204,734	$291,830

Income before income taxes plus fixed charges	$307,338	$37,955	$389,555
ADD: Amortization of capitalized interest	28,502	25,405	24,719
LESS: Capitalized interest	(13,897)	(8,500)	(25,539)

Earnings (As defined)	$321,943	$54,860	$388,735

Total Fixed Charges	$172,796	$204,734	$291,830

Ratio of Earnings to Fixed Charges	1.86	0.27	1.33

(a)
We believe 33.3% is a reasonable approximation of an appropriate interest factor for operating leases.

QuickLinks

  Exhibit 12.1
PANAMSAT CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In Thousands)